CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of RespireRx Pharmaceuticals Inc. (the “Company”), pertaining to its 2015 Stock and Stock Option Plan, of our report dated March 28, 2016, relating to our audit of the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for each of the years then ended, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Our report dated March 28, 2016 contains an explanatory paragraph that states the Company does not have sufficient working capital to fund its operations and commitments. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HASKELL & WHITE LLP

Irvine, California

May 18, 2016